August 3, 2007

David R. Humphrey, Branch Chief
Division of Corporation Finance
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington D.C. 20549-3561

Re:	Gener8Xion Entertainment, Inc. (the “Company”)
Form 10-KSB for the year ended October 31, 2006
Filed February 13, 2007
File No: 0-15382

Dear Mr. Humphrey:

In regard to your comments to our February 13, 2007 Form 10-KSB for the year ended October 31, 2007 we coordinated our response below to your comment numbers.

Item 1. Description of Business
Gener8Xion Motion Picture Acquisitions, page 5

Question 1

We will add the following revised paragraph after the second paragraph of “Item 1. Description of Business - Gener8Xion Motion Pictures Acquisitions” and after the last paragraph of “Item 7., Note 2. Summary of Significant Accounting Policies - Revenue Recognition

As of October 31, 2006, the film, “One Night with the King,” had reported gross domestic theatrical rental from exhibitors of $10, 361,157. Of the domestic film revenues, the Company receives only net revenues after sales tax, the Exhibitors’ cost and the sub distributors’ costs are deducted. The Company earned $4,352,929 in net revenue as of October 31, 2006. As of April 30, 2007 the Company has received cash of $5,144,507 from its sub distributor (See schedule below). The first priorities for payment of the revenues received are to repay the amount advanced for prints and advertising and certain other costs plus an agreed return (aggregate $$7,787,000, of which $6,063,188 was accrued as of October 31, 2006). Of the remainder of the balance, 80% is paid to the investors of the movie production, approximately 9% to outside producer and 11% to the Company. Production revenues for the year ended October 31, 2006 is based on the application of these agreements. There was no distribution fee earned by the Company for the year ended October 31, 2006.

Item 6. Management’s Discussion and Analysis, page 9

Question 2

Critical Accounting Policies

We will add the following after the 2nd paragraph in this section.

The allowance for doubtful accounts is the Company’s best estimate of accounts receivable collectibility and requires management’s judgment. It is at least reasonably possible that the Company's estimate of the allowance for doubtful accounts will change in the near-term.

Liquidity and Capital Resources, page 11

We will add the following revised paragraphs after the last paragraph of “Liquidity and Capital Resources.”

The report from the Independent Registered Public Accounting Firm on our financial statements for the year ended October 31, 2006 states that those financial statements have been prepared assuming that the Company will continue as a going concern. Further, that the Company has incurred operating losses since inception and that there is substantial doubt about our ability to continue as a going concern.

New financing will be required to fund working capital and operations should the Company be unable to generate positive cash flow from operations in the near future.  The Company is exploring the possible sale of equity securities and/or debt financing, and believes that additional financing will be available under terms and conditions that are acceptable to the Company.  The Company projects that it will need future financing of approximately $1,500,000 to reach positive cash flow. The Company is also anticipating revenue from its DVD sales and rental, and its foreign and ancillary sales on its motion picture, “One Night with the King,” and from the sale of lighting products. However, there can be no assurance that additional financing will be available.  In the event financing is not available in the time frame required, the Company will be forced to reduce its rate of growth, if any, reduce operating expenses, curtail sales and marketing activities and reschedule research and development projects.  In addition, the Company might be required to sell certain of its assets or license its technologies to others.  These actions, while necessary for the continuance of operations during a time of cash constraints and a shortage of working capital, could adversely affect the Company’s business.

In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying consolidated balance sheet is dependent upon continued operations of the Company, which, in turn, is dependent upon the Company’s ability to continue to raise capital and generate positive cash flows from operations.  The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classifications of liabilities that might be necessary should the Company be unable to continue its existence.

The Company continues to seek additional debt or equity investments to support the operating deficiency and enable the Company to fund possible business growth and development. In the event that such investments are not available when required, current operations would be curtailed by reducing expenses, deferring payment of compensation, discontinuing plans for new projects and the selling of assets. Some of those steps could cause the Company to be unable to continue as a going concern.

Note 3. Acquisition, page 29

Question 3

As supplemental information, please be advised as follows:

The Company acquired Cinemills in an arm's length transaction as of October 1, 2005, which gave rise to goodwill of $439,000, and did not as of October 31, 2006 believe that an impairment had taken place.

As of October 31, 2006, the first measurement date, the Company evaluated its fair value in accordance with paragraph 24 of SFAS No. 142.  Inasmuch as quoted market prices were not available, the Company estimated the future cash flows from the Cinemills business, assuming some financing to increase inventory levels.  The Company believes that its estimates are consistent with SFAS 142 -- "Those cash flow estimates shall be based on reasonable and supportable assumptions and shall consider all available evidence."  As the staff points out, some financing would enhance the Company's ability to meet those projected cash flows, but as of the measurement date, the Company believed that this financing would be obtained because:

1.
The theatrical release and DVD sales were estimated to be significant, based upon One Night with the King’s theatrical opening, which generated better than expected revenue early in the release of the film.

2.
The Company’s investment consultant reviewed the Company’s operations at that time and was confident that the Company could raise additional funds in private placements due to the anticipated success of the recently released film, “One Night with the King,” and the projected earnings from the Company’s newly acquired Cinemills division.

It is true that, as the staff points out, Cinemills has generated operating losses since its acquisition.  However, those losses were not unexpected and did not preclude management from estimating, as of the October 31, 2006 measurement date, that there would be positive cash flows because the Company would use a portion of its additional capital to increase Cinemills’ inventory with more profitable items. This resulting increase in gross profit margins without adding any significant general and administrative expenses would enable Cinemills to generate positive cash flows. The Company acknowledges that during the first six months of fiscal 2007 the Company was unable to generate the prices that it anticipated on inventory sold and was required to sell the products with a smaller gross profit. However, this was not considered as of October 31, 2006 measurement date, and will be considered as of the next measurement date, October 31, 2007.

In summary, management used its best estimate in the assumptions used in preparing the analysis; therefore, management believes that there was no impairment as of the October 31, 2006 measurement date.

Per paragraph 26 of SFAS 142, this impairment test is required to be done annually, the next date being October 31, 2007.  We will again at that point estimate the future cash flows, given the added input of an additional year's operating results for Cinemills, and will at that time determine if any impairment loss should be recorded.  There have been no triggering events, as set forth in paragraph 28 of SFAS 142 (i.e. no change in legal factors, adverse action, unanticipated competition, etc.) which would require the acceleration of the measurement date.

General

Question 4

Upon resolution of the previous comment, our responses to the comments hereon and those in our response letter dated May 24, 2007 will be incorporated in an amended Form 10-KSB for the year ended October 31, 2006 as requested.

Form 10-QSB for the quarterly period ended April 30, 2007

Condensed Consolidated Statements of Operations, Page 4

Question 5

We shall restate the Condensed Consolidated Statements of Operations to include the loss on sale of equipment as part of the operating expenses.

Note 6. accrued Revenue participation, Page 12

Question 6

Prior to accruing revenue participation on the distribution of “One Night with the King”, the Print and Advertising cost, which was a loan to the Company, had to be repaid in full, including the stated interest. As of October 31, 2006 the company had only earned $4,352,929 in revenue on the distribution of “One Night with the King.” The principal amount of the Prints and Advertising loan dated August, 2007 was $6,000,000. As a result no revenue participation could be accrued.

__________________

In accordance with your comment we have enclosed as EXHIBIT A, a letter to the Commission containing the acknowledgements you require.

Very truly yours,
GENER8XION ENTERTAINMENT, INC.

By:  /s/ Matthew Crouch
Matthew Crouch, Chief Executive Officer

By:  /s/ Marilyn Beaubien
Marilyn Beaubien, Chief Financial Officer

EXHIBIT A

August 3, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Gener8Xion Entertainment, Inc.
Form 10-KSB for the year ended October 31, 2006
Filed February 13, 2007
File No.: 0-15382

Gentlemen:

Please be advised that, on behalf of Gener8Xion Entertainment, Inc., (the “Company”), I hereby acknowledge the following:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing of the Company’s reports with the Commission, and
(b)
staff comments or changes to disclosure in response to staff comments in our filings, reviewed by the staff, do not foreclose the Commission from taking any action with respect to the Company’s filings, and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,
GENER8XION ENTERTAINMENT, INC.

/s/ Matthew Crouch
Chief Executive Officer